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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                      Under Securities Exchange Act of 1934

                                  Impreso, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  45320V109000
                                 (CUSIP Number)

                               Fred W. Marsh, Jr.
                               Jones & Marsh, P.C.
                    125 E. John Carpenter Freeway, Suite 190
                               Irving, Texas 75062
                                 (972) 501-0551
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Schedule filed in prior format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 45320V109000

1.       NAMES OF REPORTING PERSONS

         Thomas R. Kincaid


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      ___
         (b)      ___


3.       SEC USE ONLY


4.       SOURCE OF FUNDS:  PF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E).
                                                        ---

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United State of America

NUMBER OF SHARES           7.       SOLE VOTING POWER:                 293,900
BENEFICIALLY OWNED BY      8.       SHARED VOTING POWER:                - 0 -
EACH REPORTING PERSON      9.       SOLE DISPOSITIVE POWER:            293,900
WITH                      10.       SHARED DISPOSITIVE POWER:           - 0 -


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 293,900


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            ----

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.6%


14.      TYPE OF REPORTING PERSON:  IN



ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Impreso, Inc. (the "Issuer"). The execute office of the Issuer is located at 652 Southwestern Boulevard, Coppell, Texas 75019.

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ITEM 2.  IDENTITY AND BACKGROUND.

     This statement represents the filing of Thomas R. Kincaid ("Kincaid" or the "Reporting Person"). Kincaid's business address is 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. Kincaid is a Director, President and stockholder of Kincaid Capital Group, A Texas Corporation. Kincaid has been involved in the aviation industry for 27 years. In 1979, he formed International Turbine Service, Inc., a company engaged in the sale of aircraft engine parts, and served as its President until August 1998. In 1996, he became President and Chief Executive Officer of International Airmotive Holding Corporation ("IAHC"), a corporation formed as a holding company for the stock of International Turbine Service, Inc. and Dallas Airmotive, Inc. Dallas Airmotive, Inc. is engaged in the business of overhauling aircraft engines. It was previously a division of Aviall, Inc. Kincaid left his position with IAHC in August 1998. Kincaid is a United States citizen.

     During the last five years, Kincaid has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has he been a party to a civil proceeding of a judicial or administrative body as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount of funds used to make the purchases of all of the shares of Common Stock of Issuer described in Item 5 below was $1,859,423.27 of Kincaid's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock of the Issuer because he believed it to be a favorable investment opportunity.

     The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, may in the future take such action with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or portion of the Common Stock now owned or hereafter acquired by him to one or more purchasers.

     Although there are currently no firm intentions or specific plans with respect thereto, in the future, actions with respect to the investment in the Issuer may include exploring with management of the Issuer the possibility of, or seeking to influence management of the Issuer with respect to, board representation, business strategies, or mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Person may in the future consider a variety of different alternatives to achieving such actions, including negotiated transactions, tender offers, proxy contests or other actions. However, it should not be assumed that the Reporting Person will take

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any of the foregoing actions. The Reporting Person reserves the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer or its securities.

     Except as set forth above, as of the date of this statement Reporting Person has no plans or proposals, which relate to or would result in any of the actions set forth in Item 4. Such person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     The Reporting Person beneficially owns 293,900 shares of Common Stock representing 5.6% of such class of securities. The percentage of shares of Common Stock reported beneficially owned is based upon 5,278,780 shares outstanding at July 12, 2002, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2002 as filed with the Securities Exchange Commission. Kincaid has sole voting and dispositive power with respect to the shares.

     The trading dates, number of shares purchased, price per share, and total price paid by Kincaid during the past 60 days is as follows:

                                                       PRICE PER
    DATE              NO. OF SHARES             SHARE             TOTAL PRICE

August 15, 2002           33,600                $2.79              $95,106.44


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described above, the Reporting Person has no contracts, arrangements, understandings or relationship with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ THOMAS R. KINCAID
Dated:   August 29, 2002            -------------------------------------------
                                    THOMAS R. KINCAID

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